Exhibit 99.1

FORM 6-K

1.	On November 2, 2026, Cementos Pacasmayo S.A.A. (the “Company”) was notified by Inversiones ASPI S.A. (the “Offeror”), as a subsidiary of Holcim Ltd. (“Holcim”) and jointly and severally with it, in connection with the subsequent Public Tender Offer for the common voting shares issued by the Company (the “Tender Offer”) and the concurrent offer in the United States of America addressed to holders of common voting shares issued by the Company who are residents of the United States of America and to holders of American Depositary Shares (“ADS”) representing such shares (the “U.S. Offer” and, together with the Tender Offer, the “Offers”), as reported by means of the material event dated October 21, 2026, of the filing of the following documents:

a.	On November 2, 2026, the Offeror filed with the Superintendencia del Mercado de Valores (the “SMV”) its response curing the observations raised by the SMV through Official Letter No. 5476-2026-SMV/11.1, attaching, among other documents, a new version of the Tender Offer prospectus and of the offer notice.

b.	On November 2, 2026, the Offeror and Holcim filed with the U.S. Securities and Exchange Commission (the “SEC”) Amendment No. 1 to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO relating to the U.S. Offer, which includes, among other documents, the Amended and Restated Offer to Purchase dated November 2, 2026.

2.	As indicated in the Tender Offer prospectus, such prospectus, its exhibits and the other Tender Offer documents (including the response filed by the Offeror with the SMV on November 2, 2026) are available to interested parties (i) on the SMV’s institutional page on the Single Digital Platform of the Peruvian State (www.gob.pe/smv); (ii) on the website of the Lima Stock Exchange (www.bvl.com.pe); and (iii) through BBVA Bolsa Sociedad Agente de Bolsa S.A., the intermediation agent for the Tender Offer, upon request by email to contactobbvasab.group@bbva.com.

3.	In addition, as indicated in the U.S. Offer documentation, the Schedule TO, as amended by Amendment No. 1, the Amended and Restated Offer to Purchase and the other documents relating to the U.S. Offer are available to interested parties (i) on the SEC’s website at the following link: https://www.sec.gov/Archives/edgar/data/1221029/000114036126041643/ny20084690x1_sctota.htm; and (ii) through Georgeson LLC, the information agent for the U.S. Offer, at the address and telephone numbers set forth on the back cover of the Offer to Purchase. Holders of Shares residing in the United States of America and holders of ADS may also request copies of such documents from their broker, dealer, bank or other securities intermediary.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

José Félix Villafuerte Mendoza

Stock Market Representative